UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             ☒                           Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: November 26, 2013

EXHIBIT INDEX

Page

Exhibit 99.1 – Press release	4

Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2013 UNAUDITED FINANCIAL RESULTS

(Beijing, China – November 25, 2013) – Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights1

•                          Total revenues were RMB833.3 million (USD136.2 million), compared with RMB708.5 million in the previous quarter and RMB695.8 million in the same quarter last year.

•                          Gross profit was RMB639.0 million (USD104.4 million), compared with RMB535.0 million in the previous quarter and RMB566.9 million in the same quarter last year.

•                          Operating profit was RMB110.4 million (USD18.0 million), compared with RMB67.1 million in the previous quarter and RMB109.4 million in the same quarter last year.  Non-GAAP operating profit2 was RMB131.0 million (USD21.4 million), compared with RMB84.2 million in the previous quarter and RMB127.5 million in the same quarter last year.

•                          Net income attributable to the Company’s shareholders was RMB120.9 million (USD19.8 million), compared with RMB80.7 million in the previous quarter and RMB86.2 million in the same quarter last year.  Non-GAAP net income attributable to the Company’s shareholders2 was RMB141.5 million (USD23.1 million), compared with RMB97.8 million in the previous quarter and RMB104.3 million in the same quarter last year.

•                          Basic and diluted earnings per American Depositary Share (“ADS”)3 were RMB2.47 (USD0.40) and RMB2.41 (USD0.39), respectively, compared with RMB1.66 and RMB1.65, respectively, in the previous quarter, and RMB1.78 and RMB1.77, respectively, in the same quarter last year.  Non-GAAP basic and diluted earnings per ADS2 were RMB2.89 (USD0.47) and RMB2.82 (USD0.46), respectively, compared with RMB2.01 and RMB2.00, respectively, in the previous quarter, and RMB2.16 and RMB2.14, respectively, in the same quarter last year.

•                          Launched open beta testing for “Holy King” in China on September 10, 2013.

•                          Launched unlimited closed beta testing for “DOTA2” in China on September 25, 2013.

1  The U.S. dollar (USD) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader.  The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2013, which was RMB6.1200 to USD1.00.  The percentages stated in this press release are calculated based on the RMB amounts.

2  As used in this press release, non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS are defined to exclude share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  See “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  Each ADS represents five ordinary shares.

“We are pleased to report an upbeat quarter as our top line increased by 18% from the previous quarter, exceeding the high end of our previous expectations, and our bottom line also achieved sequential growth of 50%,” Mr. Robert Xiao, CEO of Perfect World commented.  “The strong performance of the third quarter was primarily attributable to the solid revenue contribution from ‘Swordsman Online’ and ‘Saint Seiya Online,’ both of which were launched in China earlier this year.”

“We remain committed to continuously developing and enhancing our competitive portfolio and pipeline.  As part of our ongoing efforts to invigorate our existing portfolio, we released a number of expansion packs and content updates for our existing games.  In addition, we launched ‘Holy King,’ a new 3D fantasy MMORPG adapted from the popular online novel of the same Chinese name, toward the end of the third quarter.  Our web and mobile games are also developing well and some of them, such as our mobile game ‘Return of the Condor Heroes’ and web game ‘Touch,’ have received positive feedback from gamers.  Moreover, our long-term prospects remain encouraging with a diverse lineup in our future pipeline.  Our robust pipeline consists of a variety of attractive upcoming titles, such as the world-class title ‘DOTA2,’ our 3D MMORPG ‘Legend of Condor Heroes,’ and a number of web and mobile games.  The highly-anticipated ‘DOTA2’ is currently under unlimited closed beta testing and is expected to be launched soon in China.  We are also working on localizing ‘Neverwinter,’ a title that was developed by our U.S. subsidiary Cryptic Studios and successfully launched in North America and Europe, for its launch in China next year.”

“The successful launch of ‘Neverwinter’ in North America and Europe exemplifies the competitive edge in our global R&D capabilities and the strength of our overseas subsidiaries, which are some of the key drivers for our business and important components of our globalization strategy.  In addition, we keep strengthening our globalization strategy by launching and licensing our games in various markets through our overseas partners.  With a geographic coverage of over 100 countries and regions worldwide and over a quarter of our total revenues generated overseas, our global network underpins our leading position among Chinese online gaming companies in overseas markets.  This strength overseas, combined with our vast operational experience and solid R&D capabilities in China, make us well-positioned to cater to the varied preferences and tastes of game players around the world.”

“As we look ahead, we are very excited by the outlook and growth opportunities in the gaming industry.  As such, we recently announced agreements to invest in two leading gaming portals, namely TGBus.com and PTBus.com.  By combining our expertise in game development with the deep understanding that these gaming portals have of the industry and of game players, we believe these strategic investments would create synergies and provide better support for our gaming business, and help us capture new growth opportunities in the broad spectrum of the future gaming industry.”

Third Quarter 2013 Financial Results

Total Revenues

Total revenues were RMB833.3 million (USD136.2 million), compared with RMB708.5 million in the previous quarter and RMB695.8 million in the same quarter last year.

Online game operation revenues, which include both domestic and overseas online game operations, were RMB750.2 million (USD122.6 million), compared with RMB650.1 million in the previous quarter and RMB608.2 million in the same quarter last year.  The sequential growth in online game operation revenues was primarily attributable to the strong performance of some of the Company’s new games, including “Swordsman Online” and “Saint Seiya Online,” which were recently launched in China.

The aggregate average concurrent users (ACU) for games under operation in mainland China was approximately 778,000, compared with 742,000 in the previous quarter and 601,000 in the same quarter last year.  The increase from the previous quarter was mainly attributable to the strong performance of some of the Company’s new games and existing games.

Licensing revenues were RMB39.1 million (USD6.4 million), compared with RMB31.5 million in the previous quarter and RMB39.0 million in the same quarter last year.  The increase from the previous quarter was mainly attributable to some of the Company’s recently-launched new games.

Other revenues were RMB44.0 million (USD7.2 million), compared with RMB26.9 million in the previous quarter and RMB48.6 million in the same quarter last year.  The increase from the previous quarter was primarily associated with the increased installations of “Torchlight 2” following some promotional activities for this game in 3Q13.  “Torchlight 2” is a popular pay-per-install game developed by Runic Games, the Company’s majority-owned subsidiary based in the U.S.

Cost of Revenues

The cost of revenues was RMB194.3 million (USD31.8 million), compared with RMB173.5 million in the previous quarter and RMB128.9 million in the same quarter last year.  The increase from the previous quarter was mainly due to increases in internet data center cost, royalty cost and sales-related taxes in connection with several of the Company’s recently-launched new games.

Gross Profit and Gross Margin

Gross profit was RMB639.0 million (USD104.4 million), compared with RMB535.0 million in the previous quarter and RMB566.9 million in the same quarter last year.  Gross margin was 76.7%, compared with 75.5% in the previous quarter and 81.5% in the same quarter last year.

Operating Expenses

Operating expenses were RMB528.5 million (USD86.4 million), compared with RMB468.0 million in the previous quarter and RMB457.5 million in the same quarter last year.  The increase in operating expenses from the previous quarter was mainly due to increases in R&D expenses and sales and marketing expenses in 3Q13.

R&D expenses were RMB237.3 million (USD38.8 million), compared with RMB199.4 million in the previous quarter and RMB197.1 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in staff cost.

Sales and marketing expenses were RMB213.8 million (USD34.9 million), compared with RMB194.9 million in the previous quarter and RMB177.1 million in the same quarter last year.  The increase from the previous quarter was primarily due to an increase in advertising and promotional expenses associated with several recently-launched new games.

General and administrative expenses were RMB77.5 million (USD12.7 million), compared with RMB73.6 million in the previous quarter and RMB83.3 million in the same quarter last year.

Operating Profit

Operating profit was RMB110.4 million (USD18.0 million), compared with RMB67.1 million in the previous quarter and RMB109.4 million in the same quarter last year.  Non-GAAP operating profit was RMB131.0 million (USD21.4 million), compared with RMB84.2 million in the previous quarter and RMB127.5 million in the same quarter last year.

Total Other Income

Total other income was RMB26.6 million (USD4.4 million), compared with RMB33.5 million in the previous quarter and RMB16.1 million in the same quarter last year.  Due to fluctuations in exchange rates, a foreign exchange loss was recognized in 3Q13 while a foreign exchange gain was recognized in the previous quarter.

Income Tax Expense

Income tax expense was RMB14.1 million (USD2.3 million), compared with RMB20.2 million in the previous quarter and RMB29.1 million in the same quarter last year.  The decrease from the previous quarter was primarily because some of the recently-launched new games are operated by some of the Company’s controlled entities that enjoy a greater preferential tax treatment.

Net Income Attributable to the Company’s Shareholders

Net income attributable to the Company’s shareholders was RMB120.9 million (USD19.8 million), compared with RMB80.7 million in the previous quarter and RMB86.2 million in the same quarter last year.  Non-GAAP net income attributable to the Company’s shareholders was RMB141.5 million (USD23.1 million), compared with RMB97.8 million in the previous quarter and RMB104.3 million in the same quarter last year.

Basic and diluted earnings per ADS were RMB2.47 (USD0.40) and RMB2.41 (USD0.39), respectively, compared with RMB1.66 and RMB1.65, respectively, in the previous quarter, and RMB1.78 and RMB1.77, respectively, in the same quarter last year.  Non-GAAP basic and diluted earnings per ADS were RMB2.89 (USD0.47) and RMB2.82 (USD0.46), respectively, compared with RMB2.01 and RMB2.00, respectively, in the previous quarter, and RMB2.16 and RMB2.14, respectively, in the same quarter last year.

Cash and Cash Equivalents

As of September 30, 2013, the Company had RMB932.9 million (USD152.4 million) of cash and cash equivalents, compared with RMB1.0 billion as of June 30, 2013.  The decrease was mainly due to the Company’s short-term investments in certain structured deposits, and was partially offset by the net cash inflow generated from the Company’s online game operations.

Recent Development

Entered into Definitive Agreements to Invest in Two Gaming Portals

In November 2013, the Company entered into definitive agreements to acquire 100% equity interest in Wuhu Huitian Shengshi Network Technology Co., Ltd. (“Wuhu Huitian”) for approximately RMB255 million and a minority interest in Beijing Shouyou Daqu Technology Co., Ltd. (“Daqu”) from Beijing Huitian Shengshi Technology Co., Ltd. (“Beijing Huitian”) for approximately RMB40 million.  Wuhu Huitian and Daqu run TGBus.com and PTBus.com, two leading Chinese gaming portals, respectively.  Prior to Perfect World’s investments, Wuhu Huitian and Beijing Huitian were ultimately controlled by an individual unrelated to Perfect World.  Perfect World believes these investments would create synergies and provide better support for the Company’s gaming business, and help capture new growth opportunities in the broad spectrum of the future gaming industry.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2013 are expected to be between RMB850 million and RMB892 million, representing an increase of 2% to 7% on a sequential basis.  This takes into consideration the continued strength of some of the Company’s flagship titles and recently-launched new games.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP operating profit, non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from operating profit, net income attributable to the Company’s shareholders and earnings per ADS, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred in the future and is not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation charge in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance.  These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

Perfect World will host a conference call and live webcast at 8:00pm Eastern Standard Time on Monday, November 25, 2013 (9:00am Beijing time on Tuesday, November 26, 2013).

Dial-in numbers for the live conference call are as follows:

• U.S. Toll Free Number	1-855-298-3404
• International Dial-in Number	+61-2-8524-5042
• Mainland China Toll Free Number	4001-200-539
• Hong Kong Toll Free Number	800-905-927
• U.K. Toll Free Number	0800-015-9725
Conference ID: PWRD

A live and archived webcast of the conference call will be available on the Investor Relations section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available beginning two hours after the conclusion of the conference call through 11:59pm Eastern Time, December 3, 2013.

Dial-in numbers for the replay are as follows:

• U.S. Toll Free Number	1-866-846-0868
• International Dial-in Number	+61-2-9641-7900
Conference ID: 8858520

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  All information provided in this press release and in the attachments is as of November 25, 2013, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang – Vice President, Capital Market & Corporate Communications

Joanne Deng – Associate Investor Relations Director

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2012	2013	2013
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	799,632,647	932,935,215	152,440,395
Restricted cash and time deposits	891,462,180	226,100,000	36,944,444
Short-term investments	1,508,884,886	1,553,813,091	253,891,028
Accounts receivable, net	110,286,428	131,899,760	21,552,248
Due from related parties	7,542,600	5,371,166	877,642
Prepayment and other assets	156,083,903	209,335,691	34,205,178
Deferred tax assets	41,585,847	30,617,195	5,002,810
Total current assets	3,515,478,491	3,090,072,118	504,913,745
Non current assets
Equity investments	227,832,057	433,118,011	70,770,917
Time deposits	51,465,395	106,590,295	17,416,715
Restricted time deposits	7,814,450	7,656,434	1,251,051
Property, equipment, and software, net	1,206,485,419	1,361,906,770	222,533,786
Construction in progress	20,326,428	5,939,448	970,498
Intangible assets, net	229,013,555	271,616,605	44,381,798
Goodwill	408,829,417	409,742,380	66,951,369
Prepayments and other assets	87,332,624	108,260,356	17,689,601
Deferred tax assets	42,427,797	43,890,131	7,171,590
Total assets	5,797,005,633	5,838,792,548	954,051,070

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	70,696,803	115,594,087	18,887,923
Short-term bank loans	747,974,500	215,180,000	35,160,131
Advances from customers	133,949,512	102,073,705	16,678,710
Salary and welfare payable	232,137,936	195,257,255	31,904,780
Taxes payable	49,898,625	62,054,218	10,139,578
Accrued expenses and other liabilities	58,016,741	108,933,468	17,799,586
Due to related parties	150,000	17,789,750	2,906,822
Deferred revenues	365,705,044	613,545,619	100,252,552
Deferred tax liabilities	61,219,290	72,672,425	11,874,579
Deferred government grants	458,287	5,100,000	833,333
Total current liabilities	1,720,206,738	1,508,200,527	246,437,994
Non current liabilities
Deferred revenues	56,503,584	52,390,678	8,560,568
Deferred tax liabilities	6,875,864	5,306,351	867,051
Other long-term liabilities	1,619,438	1,620,921	264,856
Total liabilities	1,785,205,624	1,567,518,477	256,130,469

Shareholders’ Equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 212,376,660 Class B ordinary shares issued and outstanding as of December 31, 2012; 10,000,000,000 shares authorized, 29,671,195 Class A ordinary shares issued and outstanding, 216,425,745 Class B ordinary shares issued and outstanding as of September 30, 2013)	193,960	196,463	32,102
Additional paid-in capital	329,804,508	422,177,463	68,983,246
Statutory reserves	272,938,726	287,775,726	47,022,177
Accumulated other comprehensive loss	(80,543,186)	(125,803,965)	(20,556,203)
Retained earnings	3,466,189,747	3,646,833,972	595,887,904
Total Perfect World Shareholders’ Equity	3,988,583,755	4,231,179,659	691,369,226
Non-controlling interests	23,216,254	40,094,412	6,551,375
Total Shareholders’ Equity	4,011,800,009	4,271,274,071	697,920,601
Total Liabilities and Shareholders’ Equity	5,797,005,633	5,838,792,548	954,051,070

Perfect World Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	608,210,956	650,106,240	750,200,986	122,581,860
Licensing revenues	38,967,837	31,489,188	39,078,354	6,385,352
Other revenues	48,630,435	26,931,191	44,009,865	7,191,154
Total Revenues	695,809,228	708,526,619	833,289,205	136,158,366
Cost of revenues	(128,875,426)	(173,504,663)	(194,334,593)	(31,754,018)
Gross profit	566,933,802	535,021,956	638,954,612	104,404,348
Operating expenses
Research and development expenses	(197,110,698)	(199,392,117)	(237,289,335)	(38,772,767)
Sales and marketing expenses	(177,135,483)	(194,941,687)	(213,794,957)	(34,933,817)
General and administrative expenses	(83,270,255)	(73,620,386)	(77,451,021)	(12,655,396)
Total operating expenses	(457,516,436)	(467,954,190)	(528,535,313)	(86,361,980)
Operating profit	109,417,366	67,067,766	110,419,299	18,042,368
Other income / (expenses)
Share of loss from equity investments	(4,430,549)	(3,308,864)	(4,551,283)	(743,674)
Interest income	19,169,167	21,266,383	22,256,424	3,636,671
Interest expense	(5,345,876)	(1,645,346)	(1,029,198)	(168,170)
Others, net	6,695,488	17,198,395	9,966,400	1,628,497
Total other income	16,088,230	33,510,568	26,642,343	4,353,324
Profit before tax	125,505,596	100,578,334	137,061,642	22,395,692
Income tax expense	(29,077,514)	(20,201,537)	(14,108,543)	(2,305,317)
Net Income	96,428,082	80,376,797	122,953,099	20,090,375
Net (income) / loss attributable to the non-controlling interests	(10,269,331)	365,981	(2,038,077)	(333,019)
Net income attributable to the Company’s shareholders	86,158,751	80,742,778	120,915,022	19,757,356

Net earnings per ordinary share, basic	0.36	0.33	0.49	0.08
Net earnings per ordinary share, diluted	0.35	0.33	0.48	0.08
Net earnings per ADS, basic	1.78	1.66	2.47	0.40
Net earnings per ADS, diluted	1.77	1.65	2.41	0.39

Shares used in calculating basic net earnings per ordinary share	241,622,487	243,080,784	244,382,546	244,382,546
Shares used in calculating diluted net earnings per ordinary share	243,269,476	245,014,367	251,156,777	251,156,777

Total share-based compensation cost included in:
Cost of revenues	(1,130,569)	(820,454)	(836,815)	(136,734)
Research and development expenses	(8,598,468)	(7,737,877)	(9,289,947)	(1,517,965)
Sales and marketing expenses	(2,730,279)	(2,748,356)	(3,270,968)	(534,472)
General and administrative expenses	(5,652,702)	(5,792,385)	(7,167,748)	(1,171,201)

Perfect World Co., Ltd.

Reconciliation of GAAP and Non-GAAP Results

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	USD

GAAP operating profit	109,417,366	67,067,766	110,419,299	18,042,368
Share-based compensation charge	18,112,018	17,099,072	20,565,478	3,360,372
Non-GAAP operating profit	127,529,384	84,166,838	130,984,777	21,402,740

GAAP net income attributable to the Company’s shareholders	86,158,751	80,742,778	120,915,022	19,757,356
Share-based compensation charge	18,112,018	17,099,072	20,565,478	3,360,372
Non-GAAP net income attributable to the Company’s shareholders	104,270,769	97,841,850	141,480,500	23,117,728

GAAP net earnings per ADS
- Basic	1.78	1.66	2.47	0.40
- Diluted	1.77	1.65	2.41	0.39

Non-GAAP net earnings per ADS
- Basic	2.16	2.01	2.89	0.47
- Diluted	2.14	2.00	2.82	0.46

ADSs used in calculating net earnings per ADS
- Basic	48,324,497	48,616,157	48,876,509	48,876,509
- Diluted	48,653,895	49,002,873	50,231,355	50,231,355